EXHIBIT 99.2
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P R E S S   R E L E A S E
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                         [LOGO - HARVEST ENERGY TRUST]


                       HARVEST ENERGY TRUST - NEWS RELEASE
                                 (HTE.UN - TSX)

        HARVEST ENERGY TRUST ANNOUNCES FOURTH QUARTER AND FULL YEAR 2004
                        FINANCIAL AND OPERATING RESULTS

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CALGARY, MARCH 14, 2005 (TSX: HTE.UN) - Harvest Energy Trust ("Harvest" or the
"Trust") announces the release of its fourth quarter and year ended December 31, 2004 financial and operating results.

HIGHLIGHTS

    o Our fourth quarter and full year production increased by 149% and 109%, respectively, compared to the same periods in 2003. Average daily production was 37,024 BOE/d in the fourth quarter, and 23,019 BOE/d for the full year 2004. These increases reflect success from our internal development projects as well as the two large acquisitions completed during the year;

    o We declared distributions of $2.40 per unit in 2004, resulting in a payout ratio of 46% in the fourth quarter and 50% for the full year 2004. This compares to 75% and 66% for the same periods in 2003, and reflects the continuation of Harvest's strategy to retain cash for development purposes;

    o Cash flow per unit (basic) in the fourth quarter 2004 totaled $1.31, an increase of 54% relative to the same period in 2003. Full year 2004 cash flow per unit (basic) was $5.13, which represents a 39% increase over 2003;

    o Harvest has reduced operating costs per BOE to $7.37 in the fourth quarter of 2004 from $9.50 in the fourth quarter of 2003;

    o F&D costs per BOE of Total Proved reserves and Proved plus Probable (P+P) reserves were $5.42 and $4.15, respectively, on $42.7 million in development capital. FD&A costs per BOE on Total Proved and P+P reserves were $14.51 and $11.08 per BOE, respectively, on total capital expenditures of $748.7 million. Recycle ratios achieved for 2004 were
         4.5 times on a Total Proved basis and 5.8 times on a P+P basis. Both F&D and FD&A costs include future development capital. We have revised the F&D costs for P+P reserves from that previously reported in our press release dated February 28, 2005, following further review of our reserve reconciliation and finalization of our financial statements;

    o Total Proved and P+P reserves increased 176% and 211% from the prior year, to 75.0 MMBOE and 102.5 MMBOE, respectively, and natural gas reserves increased to approximately 14% of total. These increases are primarily the result of two successful acquisitions which Harvest completed during the year;

    o These reserve increases were accretive to unitholders. P+P reserves per fully diluted Trust Unit increased by 25% to 2.27 in 2004 (2003 - 1.82) and 77% since inception (1.28), while increasing our reserve life index to 8. We believe these are strong measures of value added for our unitholders;

    o Net present value (before taxes, discounted at 10%) per fully diluted Trust Unit of our Total Proved and P+P reserves increased 134% and 170%, respectively, to $19.96 per Unit on a Total Proved basis and $25.12 per Unit on a P+P basis;

    o We issued US$250 million, 7-year 7?% senior notes on October 14, 2004. This transaction created longer term financial flexibility, and will facilitate future access to U.S. financial markets if needed.

PRESS RELEASE
HARVEST ENERGY TRUST                Page 2 of 4                   March 14, 2005


2004 FINANCIAL & OPERATING HIGHLIGHTS

The table below provides a summary of Harvest's financial and operating results for both the three and twelve month periods ended December 31, 2004 and 2003. Our consolidated financial statements with accompanying notes and our Management's Discussion and Analysis (MD&A) are available on the "Financial Information-Annual Reports" section of Harvest's website (www.harvestenergy.ca) and will be filed shortly on SEDAR (www.sedar.com).

                                                        THREE MONTHS ENDED DECEMBER 31            TWELVE MONTHS ENDED DECEMBER 31

($000S EXCEPT PER TRUST UNIT AND PER BOE(1) AMOUNTS)
FINANCIAL                                               2004           2003     % Change          2004            2003   % Change
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                                                              (RESTATED)(6)                              (RESTATED)(6)
Revenue, net of royalties                           $107,446       $ 33,575       220%       $ 277,095       $ 102,939       169%
Cash flow from operations(5)                          53,545         13,699       291%         130,003          46,492       180%
      Per Trust Unit, basic(5)                          1.31           0.85        54%            5.13            3.69        39%
      Per Trust Unit, diluted(5)                        1.27           0.82        55%            4.91            3.58        37%
Net income                                            12,536          5,495       128%          18,231          15,516        17%
      Per Trust Unit, basic                             0.29           0.30        (3%)           0.47            1.16       (59%)
      Per Trust Unit, diluted                           0.28           0.29        (3%)           0.45            1.13       (60%)

Distributions, declared                               24,823         10,209       143%          64,563          30,685       110%
Distributions per Trust Unit, declared(7)               0.60           0.60         0%            2.40            2.40         0%

Payout ratio(2)(5)                                       46%            75%       (39%)            50%             66%       (24%)
Capital asset additions (excluding acquisitions)       8,873          4,334       105%          42,662          27,209        57%
Acquisitions                                               -         80,271      (100%)        706,000         108,700       549%
Net debt (excluding derivative contracts)(3)(5)      429,671         78,555       447%         429,671          78,555       447%
Weighted average Trust Units
      outstanding, basic(4)                           40,937         16,175       153%          25,324          12,591       101%
Trust Units outstanding, end of period                41,788         17,109       144%          41,788          17,109       144%
Trust Units, fully diluted(8), end of period          45,088         18,174       148%          45,088          18,174       148%

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OPERATING
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Daily Sales Volumes(10)
      Light oil (bbl/day)                             12,228          4,079       200%           7,911           1,028       670%
      Medium oil (bbl/day)                             3,644          4,662       (22%)          4,324           4,286         1%
      Heavy oil (bbl/day)                             15,120          5,756       163%           8,495           5,444        56%
      Natural gas liquids (bbl/day)                    1,309             70      1770%             471              64       636%
      Natural gas (mcf/d)                             28,338          1,744      1525%          10,903           1,311       732%
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Total (BOE/d)                                         37,024         14,858       149%          23,019          11,040       109%
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REALIZED PRICES
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Average Selling Prices(10)
      Light oil ($/bbl)                              $ 53.64        $ 35.56        51%         $ 48.70         $ 35.56        37%
      Medium oil ($/bbl)                               35.55          30.13        18%           38.78           32.18        21%
      Heavy oil ($/bbl)                                28.73          24.92        15%           31.11           27.34        14%
      Natural gas liquids ($/bbl)                      33.19          29.18        14%           41.10           29.92        37%
      Natural gas ($/mcf)                               5.68           6.01        (5%)           6.30            6.70        (6%)
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Total ($/BOE)                                        $ 37.77        $ 29.13        30%         $ 39.33         $ 29.62        33%
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OPERATING NETBACKS(5) ($/BOE)
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Revenues                                             $ 37.77        $ 29.13        30%         $ 39.33         $ 29.62        33%
Realized loss on derivative contracts                  (4.91)         (2.18)      125%           (6.47)          (4.67)       39%
Royalites                                              (6.23)         (4.66)       34%           (6.44)          (4.07)       58%
Operating expense(9)                                   (7.37)         (9.50)      (22%)          (8.48)          (8.94)       (5%)
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Operating netback(5)                                 $ 19.26        $ 12.79        51%         $ 17.94         $ 11.94        50%
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

   (1) All calculations required to convert natural gas to a crude oil equivalent (BOE) have been made using a ratio of 6 mcf of natural gas to 1 barrel of crude oil. BOEs may be misleading, particularly if used in isolation. The BOE conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

   (2)   Ratio of distributions to cash flow from operations.

   (3) Net debt is bank debt, senior notes, equity bridge notes, convertible debentures and any working capital deficit excluding the current portion of derivative contracts and the accounting liability related to our Trust Unit incentive plan. Equity bridge notes and convertible debentures are reflected as equity on our consolidated balance sheet in accordance with Canadian GAAP. In 2005, GAAP will require these amounts to be reflected as debt.

PRESS RELEASE
HARVEST ENERGY TRUST                Page 3 of 4                   March 14, 2005


   (4)   Reflects both Trust Units and exchangeable shares.

   (5) These are non-GAAP measures; please refer to the "Certain Financial Reporting Measures" section included in our MD&A.

   (6) Restated to reflect the adoption of new CICA recommendations to account for asset retirement obligations. See Note 3 to the 2004 Consolidated Financial Statements.

   (7)   As if the Trust Unit is held throughout the period.

   (8) Fully diluted units differ from diluted units for accounting purposes. Fully diluted includes Trust Units outstanding at December 31 plus the impact of the conversion or exercise of exchangeable shares, Trust Unit rights and convertible debentures, if completed at December 31.

   (9) Includes realized gain on electricity derivative contracts of $0.18 and $0.24 for fourth quarter and full year 2004, respectively, and $0.26 and $0.39 for the same periods in 2003.

   (10) Harvest classifies its oil production as light, medium and heavy according to NI 51-101 guidance.

                                                          YEAR ENDED DECEMBER 31
                                             ----------------------------------------------
                                                     2004            2003       % Change
-------------------------------------------------------------------------------------------
RESERVES SUMMARY (MMBOE)
Proved Developed Producing                           67.2            25.9           159%
Total Proved                                         75.0            27.2           176%
Probable                                             27.5             5.8           374%
Proved plus Probable                                102.5            33.0           211%

TOTAL PROVED
F&D Costs ($/BOE)                                 $  5.42         $ 11.92           (55%)
      Recycle Ratio                                   4.5             1.4           221%
FD&A Costs ($/BOE)                                $ 14.51         $  7.23           101%
      Recycle Ratio                                   1.7             2.2           (23%)

PROVED PLUS PROBABLE
F&D Costs ($/BOE)                                 $  4.15         $ 11.46           (64%)
      Recycle Ratio                                   5.8             1.4           314%
FD&A Costs ($/BOE)                                $ 11.08         $  6.62            67%
      Recycle Ratio                                   2.2             2.5           (12%)

Total Proved Reserve Life Index                         6               5            20%
Proved plus Probable Reserve Life Index                 8               6            33%
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

Note: 2004 recycle ratios were calculated using the average annual netback, which does not fully reflect the higher netback production acquired during the year.


MESSAGE TO UNITHOLDERS

2004 was a year of continued growth and evolution for Harvest. After closing two significant acquisitions in the year, we achieved record levels of production and cash flow since Harvest was formed. More importantly, this growth was achieved on an accretive basis, in the form of cash flow per unit and reserves per unit, while increasing our reserve life index (RLI). Our year end reserve report showed significant growth in all categories, accretive reserve additions at low cost, an increase to our RLI and substantial increases to net present values.

As we move forward into 2005, we anticipate Harvest's capital development budget to be approximately $75 million, focused on our four core areas of Southern Alberta, North Central Alberta, East Central Alberta and Southeast Saskatchewan. We expect to drill up to 70 wells and will continue to focus our efforts on production increases, reserve recovery optimization and cost reduction initiatives.

Production volumes in 2005 are expected to average between 34,000 and 36,000 BOE/d, with royalty rates as a percentage of revenue expected to average between 15 and 17%. As a result of ongoing cost reduction activities and lower operating cost property acquisitions in 2004, operating expenses are expected to average lower in 2005, between $7.75 and $8.50 per BOE. Approximately 75% of our net crude oil production volumes are hedged for 2005, with approximately 80% of our hedge contracts structured to allow participation in a strengthening commodity price environment.

PRESS RELEASE
HARVEST ENERGY TRUST                Page 4 of 4                   March 14, 2005


Harvest will be conducting a conference call and Webcast to discuss its fourth quarter and full year 2004 results at 9:00 a.m. Mountain time (11:00 a.m. Eastern time) on March 14th, 2005. Callers may dial 1-877-888-3490 (international callers, or Toronto local dial 416-695-5261) a few minutes prior to start and request the Harvest conference call. The call also will be available for replay by dialing 1-888-509-0082 (international callers, or Toronto local dial 416-695-5275). No passcode is required.

Webcast listeners are invited to go to the Financial Information - Annual Reports page of the Harvest Energy website at www.harvestenergy.ca for the live Webcast and/or a replay of the Webcast.

Harvest Energy Trust is a Calgary-based energy trust actively managed to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest Trust Units are traded on the Toronto Stock Exchange (TSX) under the symbol "HTE.UN". Please visit Harvest's website at www.harvestenergy.ca for additional corporate information and a recent corporate presentation.

INVESTOR & MEDIA CONTACTS:
----------------------------------------|---------------------------------------
                                        |  CORPORATE HEAD OFFICE:
              JACOB ROORDA              |  Harvest Energy Trust
               President                |  2100, 330 - 5th Avenue S.W.
----------------------------------------|  Calgary, AB   Canada   T2P 0L4
                                        |
               DAVID RAIN               |  PHONE: (403) 265-1178
          Vice President & CFO          |  TOLL FREE: (866) 666-1178
----------------------------------------|  Fax: (403) 265-3490
                                        |
               CINDY GRAY               |  EMAIL:   information@harvestenergy.ca
          Investor Relations &          |  WEBSITE: www.harvestenergy.ca
         Communications Advisor         |
         gray@harvestenergy.ca          |
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